Exhibit 99.1

ATLANTICA YIELD PLC
Annual General Meeting of Shareholders
June 23, 2017

Final Report of the Inspector of Election

I, the undersigned, the duly appointed Inspector of Election at the Annual General Meeting of Shareholders (the “Meeting”) of Atlantica Yield plc (the “Company”), held on June 23, 2017 hereby certify that:

1)	Before entering upon the discharge of my duties as Inspector of Election at the Meeting, I took and signed an Oath of Inspector of Election.

2)	The Meeting was held at the Hilton London Syon Park Hotel, Syon Park, Brentford, Middlesex TW8 IJF, United Kingdom, pursuant to notice duly given.

3)
At the close of business on June 19, 2017, the record date for the determination of shareholders entitled to vote at the Meeting, there were 100,217,260 shares of the Company’s Common Stock, each share being entitled to one vote, constituting all of the outstanding voting securities of the Company.

4)	At the Meeting, the holders of 88,067,159 shares of the Company’s Common Stock were represented in person, constituting a quorum.

5)	The undersigned canvassed the votes of the shareholders cast by ballot or proxy on the matters presented at the Meeting.

6)	At the Meeting, the vote on a resolution to receive the accounts and reports of the directors and auditors for the year ended 31 December 2016, was as follows:

FOR	AGAINST	VOTE WITHHELD

88,002,429	14,223	50,507

7)	At the Meeting, the vote to approve the directors' remuneration report, excluding the directors' remuneration policy, for the year ended 31 December 2016, was as follows:

FOR	AGAINST	VOTE WITHHELD

78,426,118	9,584,186	56,855

8)	At the Meeting, the vote on a resolution approve the directors’ remuneration policy was as follows:

FOR	AGAINST	VOTE WITHHELD

82,508,325	5,472,488	86,346

9)	At the Meeting, the vote to reappoint Deloitte LLP and Deloitte S.L. as auditors of the Company, was as follows:

FOR	AGAINST	VOTE WITHHELD

87,977,123	24,811	65,225

10)	At the Meeting, the vote to authorise the Audit Committee to determine the auditors' remuneration was as follows:

FOR	AGAINST	VOTE WITHHELD

87,988,071	41,881	37,207

11)	At the Meeting, the vote to elect Joaquin Fernandez de Pierola as director was as follows:

FOR	AGAINST	VOTE WITHHELD	BROKER NON-VOTE

81,325,532	194,527	18,126	6,528,974

12)	At the Meeting, the vote on a resolution to re-elect Maria Jose Esteruelas as director was as follows:

FOR	AGAINST	VOTE WITHHELD	BROKER NON-VOTE

66,964,313	14,561,846	12,026	6,528,974

13)	At the Meeting, the vote to re-elect Santiago Seage as director was as follows:

FOR	AGAINST	VOTE WITHHELD	BROKER NON-VOTE

75,465,337	6,054,847	18,001	6,528,974

14)	At the Meeting, the vote to re-elect Daniel Villalba as independent non-executive director was as follows:

FOR	AGAINST	VOTE WITHHELD	BROKER NON-VOTE
81,431,872	94,293	12,020	6,528,974

15)	At the Meeting, the vote to re-elect Jackson Robinson as independent non-executive director was as follows:

FOR	AGAINST	VOTE WITHHELD	BROKER NON-VOTE

81,461,770	64,396	12,019	6,528,974

16)	At the Meeting, the vote to elect Robert Dove as independent non-executive director was as follows:

FOR	AGAINST	VOTE WITHHELD	BROKER NON-VOTE

81,469,984	56,151	12,050	6,528,974

17)	At the Meeting, the vote to elect Andrea Brentan as independent non-executive director was as follows:

FOR	AGAINST	VOTE WITHHELD	BROKER NON-VOTE

81,469,895	56,254	12,036	6,528,974

18)	At the Meeting, the vote to elect Francisco Jose Martinez as independent non-executive director was as follows:

FOR	AGAINST	VOTE WITHHELD	BROKER NON-VOTE

81,470,187	56,151	11,847	6,528,974

IN WITNESS WHEREOF, I have made this Final Report and have been hereunto set my hand this 23rd day of June 2017:

Inspector of Election